UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 6

First Citizens BancShares, Inc.

(Name of Issuer)

Class A Common Stock, $1.00 Par Value

(Title of Class of Securities)

31946M-10-3

(CUSIP Number)

William R. Lathan, Jr.

Ward and Smith, P.A.

1001 College Court

New Bern, North Carolina 28562

(252) 672-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 2 of 17 Pages

1	NAME OF REPORTING PERSONS FRANK B. HOLDING, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, SC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 555,220
	8	SHARED VOTING POWER 50,577
	9	SOLE DISPOSITIVE POWER 555,220
	10	SHARED DISPOSITIVE POWER 50,777

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 605,997
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SEC 1746(12-91)

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 3 of 17 Pages

1	NAME OF REPORTING PERSONS HOPE H. BRYANT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, SC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 326,207
	8	SHARED VOTING POWER 55,548
	9	SOLE DISPOSITIVE POWER 324,713
	10	SHARED DISPOSITIVE POWER 55,548

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,755
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 4 of 17 Pages

1	NAME OF REPORTING PERSONS OLIVIA B. HOLDING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, SC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 851,671
	8	SHARED VOTING POWER 55,548
	9	SOLE DISPOSITIVE POWER 851,671
	10	SHARED DISPOSITIVE POWER 67,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 919,371
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 5 of 17 Pages

1	NAME OF REPORTING PERSONS CLAIRE H. BRISTOW
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, SC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 374,814
	8	SHARED VOTING POWER 138,769
	9	SOLE DISPOSITIVE POWER 362,662
	10	SHARED DISPOSITIVE POWER 144,917

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 513,583
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 6 of 17 Pages

1	NAME OF REPORTING PERSONS CARSON H. BRICE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, SC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 296,649
	8	SHARED VOTING POWER 430
	9	SOLE DISPOSITIVE POWER 296,649
	10	SHARED DISPOSITIVE POWER 430

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 297,079
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 7 of 17 Pages

1	NAME OF REPORTING PERSONS ELLA ANN L. HOLDING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, SC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,386
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,386
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,386
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 6 amends and restates the Reporting Persons’ joint Schedule 13D to reflect changes in the Reporting Person’s beneficial ownership since the filing of the previous amendment and a reduction in the outstanding shares of the Issuer’s Class A Common Stock resulting from Issuer repurchases of the stock.

Item 1. Security and Issuer.

This Statement relates to the Class A Common Stock, $1 par value per share (“Class A Common Stock”), of First Citizens BancShares, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 4300 Six Forks Road, Raleigh, North Carolina 27609.

Item 2. Identity and Background.

This statement is filed jointly by Frank B. Holding, Jr., Hope H. Bryant, Olivia B. Holding, Claire H. Bristow, and Carson H. Brice, and their mother, Ella Ann L. Holding. The Reporting Persons are members of the same family, but each of them disclaims membership in a group. Their addresses are as follows:

Name	Address	Principal Occupation

Frank B. Holding, Jr.	4300 Six Forks Road Raleigh, NC 27609	Chairman and Chief Executive Officer of the Issuer and its subsidiary

Hope H. Bryant	4300 Six Forks Road Raleigh, NC 27609	Vice Chairwoman of the Issuer and its subsidiary

Olivia B. Holding	P.O. Box 1352 Smithfield, NC 27577	Business manager

Claire H. Bristow	P.O. Box 1417 Smithfield, NC 27577	Commercial interior designer

Carson H. Brice	P.O. Box 1417 Smithfield, NC 27577	Community Volunteer

Ella Ann L. Holding	409 East Market Street Smithfield, NC 27577	Community Volunteer

During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the Reporting Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of the Issuer’s Class A Common Stock held individually by Frank B. Holding, Jr., Hope H. Bryant, Olivia B. Holding, Claire H. Bristow and Carson H. Brice, respectively, were acquired in part through gifts from their parents, Frank B. Holding and Ella Ann L. Holding, in part with their personal funds, in part in exchange for their shares of First Citizens Bancorporation, Inc. (“Bancorp”) upon its merger into the Issuer effective October 1, 2014 (the “Bancorp Merger”), and in part, directly or indirectly, from or through the estate of their father, Frank B. Holding. Shares held by their children and grandchildren were acquired in part through gifts from them and Frank B. Holding and Ella Ann L. Holding and in part in connection with the Bancorp Merger. Shares held by Ella Ann L. Holding were acquired in part at the time of the Issuer’s formation in 1986 in exchange for shares of its predecessor, in part with personal funds, in part as a beneficiary of her husband, Frank B. Holding’s, estate, and in part in

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connection with the Bancorp Merger. Shares held by the various entities listed in the tables below were acquired by those entities in part with their separate funds or, in the case of the two charitable foundations, contributions by Lewis R. Holding and Frank B. and Ella Ann L. Holding, and in part in connection with the Bancorp Merger. In connection with the Bancorp Merger, each of the Reporting Persons, their children and the various entities, as shareholders of Bancorp, received shares of the Issuer’s Class A Common Stock in exchange for shares of common stock of Bancorp they held at the time of the Bancorp Merger.

Item 4. Purpose of the Transaction.

Frank B. Holding, Jr., Hope H. Bryant, and Claire H. Bristow’s spouse, Peter M. Bristow, serve as executive officers and directors of the Issuer and, therefore, participate with the Issuer’s management and Board of Directors in the making of policy and the consideration of and taking of action on significant corporate events involving the Issuer. Olivia B. Holding, Carson H. Brice, Claire H. Bristow and Ella Ann L. Holding are the siblings and mother, respectively, of Frank B. Holding, Jr., and Hope H. Bryant, and do not participate in the management or policy-making functions of the Issuer. Shares of the Issuer’s Class A Common Stock beneficially owned by each of the Reporting Persons and by each of the other individuals and entities named in the tables below are held as described below for investment purposes.

Item 5. Interest in Securities of the Issuer.

The following tables list shares of the Issuer’s Class A Common Stock as to which each of the Reporting Persons may be considered to have sole or shared voting and/or dispositive power as of the filing date of this Schedule 13D/A, and the percentage of the outstanding shares of the Issuer’s Class A Common Stock as of September 30, 2024, represented by the shares listed for each Reporting Person. In the aggregate, the reporting persons may be considered to beneficially own 2,622,432 shares of Class A Common Stock, or approximately 19.91% of the outstanding shares of that class. Other entities in which certain of the Reporting Persons are shareholders and serve as directors hold 466,532 shares of Class A Common Stock, or approximately 3.54% of the outstanding shares of the class. Each of the Reporting Persons disclaim voting and dispositive power with respect to the shares held by those other entities.

In addition to the shares of Class A Common Stock described in the tables below, the Reporting Persons may be considered to beneficially own, in the aggregate, approximately 54.0% of the outstanding shares of the Issuer’s outstanding Class B Common Stock which is a separate class of common stock, and 0.80% of the Issuer’s outstanding Depositary Shares, and other entities in which certain of the Reporting Persons are shareholders and serve as directors hold approximately 2.70% of the outstanding shares of Class B Common Stock and 2.96% of the outstanding Depositary Shares. Each of the Reporting Persons disclaim voting and dispositive power with respect to the shares held by those other entities.

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Frank B. Holding, Jr. Mr. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 605,997 shares of Class A Common Stock, amounting to 4.60% of the outstanding Class A Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Frank B Holding, Jr.	525,063	525,063	-0-	525,063	-0-
As beneficiary of trust	11,140	11,140	-0-	11,140	-0-
By spouse	8,586	-0-	8,586	-0-	8,586
As custodian for son	13,704	13,704	-0-	13,704	-0-
As custodian for grandson	3,326	3,326	-0-	3,326	-0-
As custodian for grandson	1,498	1,498	-0-	1,498	-0-
As Custodian for grandson	224	224	-0-	224	-0-
As Trustee of trust	63	63	-0-	63	-0-
As Trustee of trust	63	63	-0-	63	-0-
As Trustee of trust	63	63	-0-	63	-0-
As Trustee of trust	76	76	-0-	76	-0-
By Robert P. Holding Foundation (1)	38,960	-0-	38,960	-0-	38,960
By Ella Ann and Frank B. Holding Foundation (1)	3,231	-0-	3,231	-0-	3,231

Total	605,997	555,220	50,777	555,220	50,777

(1)

Each Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. Mr. Holding serves as an officer and one of five directors of each of the Foundations and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundations. Mr. Holding disclaims beneficial ownership of those shares.

Mr. Holding and his spouse, respectively, receive or have the sole or shared power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by them individually. Mr. Holding, for the benefit of his children and grandchildren, receives or has the power to direct the receipt of dividends and sale proceeds from the shares held by him as custodian. The distribution of dividends and sale proceeds from shares held as a trustee and/or beneficiary of trusts is determined based on the terms of the governing instruments of the trusts. The Foundations receive, or their managements have the power to direct the receipt of, dividends and sale proceeds from the shares they hold.

During the 60 days preceding the filing of this Schedule 13D/A, Mr. Holding did not acquire or dispose of any shares of Class A Common Stock.

Mr. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock which are not listed in the table above as follows:

(a)	an aggregate of 16,497 shares held by a family member as trustee of an irrevocable trust for the benefit of his adult son;

(b)	an aggregate of 17,680 shares held individually by his adult children and their spouses;

(c)

an aggregate of 479,889 shares held by certain corporations of which Mr. Holding and/or his spouse are shareholders but of which neither of them serves as a director or officer as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 192,063 shares; Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; YVC Holdings, Inc. – 174,469 shares; Twin States Farming, Inc. – 12,530 shares; and E&F Properties, Inc. – 827 shares; and

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(d)	an aggregate of 3,118 shares held by an unrelated foundation for which Mr. Holding serves as a director.

Hope H. Bryant. Mrs. Bryant is, or may be deemed to be, the beneficial owner of an aggregate of 381,755 shares of Class A Common Stock, amounting to 2.90% of the outstanding Class A Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Hope H. Bryant	108,725	108,725	-0-	108,725	-0-
As beneficiary of trust	10,772	10,772	-0-	10,772	-0-
As Trustee and beneficiary of Hope H. Bryant 2023 Grantor Retained Annuity Trust	129,348	129,348	-0-	128,348	-0-
As Trustee and beneficiary of Hope H. Bryant Revocable Trust	57,241	57,241	-0-	57,241	-0-
As Trustee of trust	705	705	-0-	705	-0-
As Trustee of trust	1,425	1,425	-0-	1,425	-0-
As Trustee of trust	16,497	16,497	-0-	16,497	-0-
By various Trusts (1)	1,494	1,494	-0-	-0-	-0-
By Ella Ann and Frank B. Holding Foundation (2)	3,231	-0-	3,231	-0-	3,231
By Robert P. Holding Foundation (2)	38,960	-0-	38,960	-0-	38,960
By E&F Properties, Inc. (3)	827	-0-	827	-0-	827
By Twin States Farming, Inc. (3)	12,530	-0-	12,530	-0-	12,530

Total	381,755	326,207	55,548	324,713	55,548

(1)	Includes two trusts of which Mrs. Bryant does not serve as a trustee but has the power to vote shares held by the trusts.
(2)

Each Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. Mrs. Bryant serves as an officer and one of five directors of each Foundation and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundations. Mrs. Bryant disclaims beneficial ownership of those shares.

(3)

Mrs. Bryant is a shareholder and serves as an officer and director of E&F Properties, Inc. and Twin States Farming, Inc., and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by those entities.

Mrs. Bryant and her spouse, respectively, receive or have the sole or shared power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by them individually. The distribution of dividends and sale proceeds from shares held as a trustee and/or beneficiary of trusts is determined based on the terms of the governing instruments of those trusts. Each of the entities and foundations listed above receives, or its management has the power to direct the receipt of, dividends and sale proceeds from the shares it holds.

On August 16, 2024, an aggregate of 69,427 shares of Class A Common Stock were distributed, without consideration, to Mrs. Bryant’s adult children as a remainder distribution from and under the terms of her 2022 Grantor Retained Annuity Trust upon the termination of the Trust.

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Mrs. Bryant disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock which are not listed in the table above as follows:

(a)	an aggregate of 270,337 shares held by or in trusts for her adult children and step-son;

(b)	146 shares held by her adult step-son;

(c)

an aggregate of 292,063 shares held by other corporations of which Mrs. Bryant is a shareholder and a director as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 192,063 shares, and Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; and

(d)	an aggregate of 174,469 shares held by YVC Holdings, Inc. of which Mrs. Bryant is a shareholder but does not serve as a director or executive officer.

Olivia B. Holding. Ms. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 919,371 shares of Class A Common Stock, amounting to 6.98% of the outstanding Class A Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
As Trustee and beneficiary of Olivia B. Holding Revocable Trust	538,234	538,234	-0-	538,234	-0-
As beneficiary of trust	10,544	10,544	-0-	10,544	-0-
As Trustee of three trusts For unrelated persons	1,930	1,930	-0-	1,930	-0-
As Trustee of three trusts For family members	298,288	298,288	-0-	298,288	-0-
As Co-Trustee Peter M. Bristow Family Irrevocable Trust (1)	12,152	-0-	-0-	-0-	12,152
By Robert P. Holding Foundation (2)	38,960	-0-	38,960	-0-	38,960
By Ella Ann and Frank B. Holding Foundation (2)	3,231	-0-	3,231	-0-	3,231
By Holding Properties, LLC (3)	2,675	2,675	-0-	2,675	-0-
By E&F Properties, Inc. (3)	827	-0-	827	-0-	827
By Twin States Farming, Inc. (3)	12,530	-0-	12,530	-0-	12,530

Total	919,371	851,671	55,548	851,671	67,700

(1)	Ms. Holding is one of two co-trustees for the Peter M. Bristow Family Irrevocable Trust and may be considered to have shared dispositive power, but no voting power, with respect to these shares.
(2)

Each Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. Ms. Holding serves as an officer and one of five directors of each of the Foundations and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundations. Ms. Holding disclaims beneficial ownership of those shares.

(3)

Ms. Holding serves as Manager of Holding Properties, LLC and as an officer and director of E&F Properties, Inc. and Twin States Farming, Inc. She may be considered to have sole voting and/or dispositive power with respect to shares held by the limited liability company and shared voting and/or dispositive power with respect to shares held by the two corporations.

Ms. Holding receives or has the sole or shared power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by her individually. The distribution of dividends and sale proceeds from shares held as a trustee or co-trustee and/or beneficiary of trusts is determined based on the terms of the governing instruments of those trusts. Each of the entities listed above receives, or its respective officers and directors or manager have the power to direct the receipt of, dividends and sale proceeds from the shares it holds.

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On September 4, 2024, Ms. Holding received, for no consideration, gifts of an aggregate of 51 shares of Class A Common Stock in her capacity as trustee of three trusts for the benefit of family members. Also, on October 17, 2024, an aggregate of 210,578 shares of Class A Common Stock were received by Ms. Holding, for no consideration, in her capacity as Trustee of those three trusts for the benefit of family members, as a remainder distribution from and under the terms of the Carson H. Brice 2022 Grantor Retain Annuity Trust upon the termination of the Trust.

Ms. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock which are not listed in the table above as follows:

(a)

an aggregate of 466,532 shares held by other corporations of which Ms. Holding is a shareholder and a director as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary, — 192,063 shares, Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. — 100,000 shares and YVC Holdings, Inc. — 174,469 shares.

Claire H. Bristow. Mrs. Bristow is, or may be deemed to be, the beneficial owner of an aggregate of 513,583 shares of Class A Common Stock, amounting to 3.90% of the outstanding Class A Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Claire H. Bristow	30,000	30,000	-0-	30,000	-0-
As beneficiary of trust	10,858	10,858	-0-	10,858	-0-
As Trustee and beneficiary of Claire H. Bristow 2nd Amended and Restated Trust	321,804	321,804	-0-	321,804	-0-
As beneficiary of Claire H. Bristow 2018 Irrevocable Family Trust (3)	14,500	-0-	14,500	-0-	14,500
As Trustee and beneficiary of Claire H. Bristow 2020 Grantor Retained Annuity Trust	42,078	-0-	42,078	-0-	42,078
Peter M. Bristow 2nd Amended and Restated Trust (2)	8,759	-0-	8,759	-0-	8,759
Co-trustee of Peter M. Bristow Family Irrevocable Trust (1)	12,152	12,152	-0-	-0-	12,152
By spouse as Trustee for son (2)(3)	19,041	-0-	19,041	-0-	19,041
By spouse as Trustee for daughter (2)(3)	19,041	-0-	19,041	-0-	19,041
By spouse as Trustee for daughter (2)(3)	19,041	-0-	19,041	-0-	19,041
By PMB Investments LLC (2)(4)	6,106	-0-	6,106	-0-	6,106
By CRB Investments LLC (2)(4)	2,154	-0-	2,154	-0-	2,154
By EHB Investments LLC (2)(4)	2,045	-0-	2,045	-0-	2,045
By various Trusts (2)(5)	6,004	-0-	6,004	-0-	-0-

Total	513,583	374,814	138,769	362,662	144,917

(1)	Ms. Bristow is one of two co-trustees for the Peter M. Bristow Family Irrevocable Trust and may be considered to have sole voting and shared dispositive power with respect to these shares.
(2)

All shares are held separately by Mrs. Bristow’s spouse as trustee and beneficiary of a trust, as trustee of trusts or manager of limited liability companies for the benefit of their adult children, or with voting power over shares held by other trusts. While Mrs. Bristow may be considered to have shared voting and dispositive power with respect to the shares because of their spousal relationship, she has no such actual power. She disclaims beneficial ownership of the shares held by her spouse, and this Schedule 13D/A shall not be construed as an admission that Mrs. Holding is the beneficial owner of those shares.

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(3)	In the case of each trust, Mrs. Bristow’s spouse serves as trustee and she or one of their adult children is the income beneficiary.
(4)	In the case of each limited liability company, Mrs. Bristow’s spouse serves as manager and one of their adult children is the majority owner.
(5)	Includes two trusts of which Mrs. Bristow’s spouse is not a trustee but has the power to vote shares held by the trusts.

Mrs. Bristow receives or has the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by her individually. The distribution of dividends and sale proceeds from shares held as a trustee and/or beneficiary of trusts is determined based on the terms of the governing instruments of the trusts. The distribution of dividends and sale proceeds from shares held by the limited liability companies is determined based on the terms of the governing instruments of those entities.

During the 60 days preceding the filing of this Schedule 13D/A, Mrs. Bristow did not acquire or dispose of any shares of Class A Common Stock.

Mrs. Bristow disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock which are not listed in the table above as follows:

(a)	3,231 shares held by the Ella Ann and Frank B. Holding Foundation of which Mrs. Bristow serves as one of five directors but not as an officer;

(b)

an aggregate of 479,889 shares held by certain other corporations of which Mrs. Bristow and/or her spouse are shareholders but of which neither of them serves as a director or officer as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 192,063 shares; Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; YVC Holdings, Inc. – 174,469 shares; Twin States Farming, Inc. – 12,530 shares; and E&F Properties, Inc. – 827 shares; and

(c)	an aggregate of 46,136 shares held individually by her adult children and a spouse of one of her adult children.

Carson H. Brice. Mrs. Brice is, or may be deemed to be, the beneficial owner of an aggregate of 297,079 shares of Class A Common Stock, amounting to 2.26% of the outstanding Class A Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
As Trustee and beneficiary or Carson H. Brice Revocable Trust	236,529	236,529	-0-	236,529	-0-
As beneficiary of Trust	10,652	10,652	-0-	10,652	-0-
By spouse	430	-0-	430	-0-	430
As custodian for son	16,890	16,890	-0-	16,890	-0-
As custodian for daughter	16,289	16,289	-0-	16,289	-0-
As custodian for daughter	16,289	16,289	-0-	16,289	-0-

Total	297,079	296,649	430	296,649	430

Mrs. Brice and her spouse, respectively, receive or have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by them individually. Mrs. Brice receives or has the power to direct the receipt of dividends and sale proceeds, for the benefit of her children, from the shares held by her as custodian. The distribution of dividends and sale proceeds from shares held as a trustee and/or beneficiary of trusts is determined based on the terms of the governing instruments of the trusts.

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On September 4, 2024, Mrs. Brice gifted 10 shares of Class A Common Stock to a family member and an aggregate of 51 shares of Class A Common Stock to three trusts for the benefit of her children. Also, upon termination of Mrs. Brice’s 2022 Grantor Retained Annuity Trust, and without consideration, on October 16, 2024, 105,500 shares of Class A Common Stock were transferred as a final annuity distribution to her Revocable Trust, and on October 17, 2024, an aggregate of 210,578 shares of Class A Common Stock were transferred as a remainder distribution to three trusts for the benefit of her children, in each case under and in accordance with the terms of the Trust.

Mrs. Brice disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock which are not listed in the table above as follows:

(a)	an aggregate of 298,288 shares held by a family member as trustee of three irrevocable trusts for the benefit of her children;

(b)	an aggregate of 42,191 shares held by the Robert P. Holding Foundation and the Ella Ann and Frank B. Holding Foundation, of which Mrs. Brice serves as one of five directors but not as an officer; and

(c)

an aggregate of 479,889 shares held by certain corporations of which Mrs. Brice and/or her spouse are shareholders but of which neither of them serves as a director or officer as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 192,063 shares; Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; YVC Holdings, Inc. – 174,469 shares; Twin States Farming, Inc. – 12,530 shares; E&F Properties, Inc. – 827 shares.

Ella Ann L. Holding. Mrs. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 2,386 shares of Class A Common Stock, amounting to 0.02% of the outstanding Class A Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
As Trustee and beneficiary of Ella Ann Holding 2d Amended and Restated Revocable Trust	2,386	2,386	-0-	2,386	-0-

Total	2,386	2,386	-0-	2,386	-0-

The distribution of dividends and sale proceeds from shares held by Mrs. Holding’s revocable trust is determined based on the terms of the governing instrument of the trust.

During the 60 days preceding the filing of this Schedule 13D/A, Mrs. Holding did not acquire or dispose of any shares of Class A Common Stock.

Mrs. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock which are not listed in the table above as follows:

(a)	shares listed in the other Reporting Persons’ tables above as beneficially owned by or for Mrs. Holding’s adult children, their spouses and her grandchildren;

(b)

an aggregate of 58,223 shares held by certain entities in which Mrs. Holding has equity interests but of which she does not serve as a director, officer or manager, and by two charitable foundations of which Mrs. Holding does not serve as a director or officer, as follows: Holding Properties, LLC – 2,675 shares; E&F Properties, Inc. – 827 shares; Twin States Farming, Inc. – 12,530 shares; Robert P. Holding Foundation – 38,960 shares; and Ella Ann and Frank B. Holding Foundation – 3,231 shares; and

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(c)

an aggregate of 466,532 shares held by certain other corporations in which Mrs. Holding is a shareholder but of which she does not serve as a director or officer as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly owned bank subsidiary — 192,063 shares; Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; and YVC Holdings, Inc. – 174,469 shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Certain of the Reporting Persons have pledged shares of the Class A Common Stock listed above as beneficially owned by them to secure personal lines of credit and other personal borrowings unrelated to their acquisition of the Issuer’s stock as reflected in the table below.

Reporting Person	Number of Pledged Shares	Name of Pledgee
Frank B. Holding, Jr.	90,000 20,000 88,052	Wells Fargo Bank Bank of America Truist

Hope H. Bryant	26,000 108,362	Bank of America Truist

Olivia B. Holding	10,000 40,000	Bank of America Truist

Claire H. Bristow	30,000	Truist

Carson H. Brice	4,890	Truist

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

A	Joint Filing Agreement (incorporated by reference from exhibits to the Reporting Persons’ Amendment No. 2 dated October 1, 2014, to Schedule 13D regarding the Issuer’s Class A Common Stock)

[SIGNATURES APPEAR ON FOLLOWING PAGE.]

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 21, 2024

/S/ Frank B. Holding, Jr.
Frank B. Holding, Jr.

/S/ Hope H. Bryant
Hope H. Bryant

/S/ Olivia B. Holding
Olivia B. Holding

/S/ Claire H. Bristow
Claire H. Bristow

/S/ Carson H. Brice
Carson H. Brice

/S/ Ella Ann L. Holding
Ella Ann L. Holding

[Schedule 13D/A Signature Page - Class A]

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